SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————————

15 March 2002

Robert Rowley

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

THOMAS HENRY GLOCER, PHILIP NEVILL GREEN, DAVID JOHN GRIGSON AND GEOFFREY ARTHUR WEETMAN

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, ROBERT ROWLEY, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST

7)	Number of shares/amount of stock acquired

NIL

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

32,063 ORDINARY SHARES TRANSFERRED BY THE REUTERS SHARE OWNERSHIP TRUST II TO ROBERT ROWLEY ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE

10)	Percentage of issued class

LESS THAN 1%

11)	Class of security

ORDINARY SHARES

12)	Price per share

N/A

13)	Date of transaction

15 MARCH 2002

14)	Date company informed

15 MARCH 2002

15)	Total holding following this notification

2,348,864 ORDINARY SHARES

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, COMPANY SECRETARY UKI, TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, COMPANY SECRETARY UKI, TEL: 020 7542 3838 Date of Notification.................................. 18 MARCH 2002

27 March 2002

Reuters Subsidiary Instinet Files S-1 and 10-K Forms

London – Reuters subsidiary Instinet today filed a registration statement on Form S-1 and its 2001 annual report on Form 10-K with the Securities and Exchange Commission. Reuters has an 83% shareholding in Instinet.

Tom Glocer, Reuters Chief Executive, commenting on Instinet’s statement below, said: “We are actively supporting the actions that Instinet is taking to advance its position in the US equities market and to improve its profitability through significant cost reduction.”

Instinet statement:

New York, March 27, 2002 – Instinet Group Incorporated (Nasdaq: INET) announced today that it filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register approximately five million shares of Instinet common stock that were issued in a private placement in October 2001 in connection with the acquisition of ProTrader Group, L.P. The company also filed today its 2001 Annual Report on Form 10-K with the SEC.

As discussed in the above filings and as previously announced, the company has taken action, including significant price reductions, to compete more aggressively for trading volumes from U.S. broker-dealer customers. Instinet believes that the impact of these actions will be to stimulate growth in its Nasdaq liquidity pool to the benefit of all customer groups, and to contribute to sequential revenue growth during the second half of 2002.

To address the immediate revenue shortfall arising from price cuts to U.S. broker-dealer customers, Instinet intends to reduce its annualised operating cost structure by approximately $120 million, compared to the expense rate in the fourth quarter of 2001. The company believes that this cost reduction will be substantially achieved by the end of the second quarter of 2002. This is an increase from the $60 million cost-reduction target announced on February 11, 2002. Instinet expects that it will incur a pre-tax restructuring charge of approximately $55 million during the first half of 2002, in comparison to the earlier estimate of $25 million.

Because the shortfall in broker-dealer revenue has been more immediate than the impact of cost-reduction and revenue-growth actions, Instinet may incur a net operating loss in the first quarter of 2002. Nevertheless, Instinet believes that the measures it is taking will position the company for improved profitability during the second half of 2002.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale. For more information, please go to www.instinet.com.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

©2002 Instinet Corporation and its affiliated companies. All rights reserved. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE. Instinet Europe Limited and Instinet Corporation (member NASD/SIPC) are subsidiaries of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, under the heading ‘Certain Factors that May Affect Our Business’, and other documents filed with the SEC and available on the Company’s web site. Certain information regarding Nasdaq trading volumes is also included in the Form 10-K and on the Company’s web site.

End

Contact:

Miriam McKay / Adrian Duffield	Tel: +44 (0) 20 7542 7057/4728
Reuters Corporate Communications – UK
miriam.mckay@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz / Felicia Cosby	Tel: +1 646-223-5220/5223
Reuters Corporate Communications – USA
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Harlan Flint / Calvin Mitchell	Tel: +1 212 310 7264/7520
Instinet Investor/ Corporate Relations — USA
harlan.flint@instinet.com / calvin.mitchell@instinet.com

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.